Exhibit 99.1

Can-Fite to Present Phase IIa Pancreatic Cancer Study Progress During Partnering Meetings at the 2025 BIO International Convention in Boston

Ramat Gan, Israel, June 16, 2025 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a clinical-stage biotechnology company developing a pipeline of proprietary small molecule drugs for the treatment of cancer and inflammatory diseases, today announced that Dr. Sari Fishman, Vice President of Business Development, will present an update on the Company’s ongoing Phase IIa study in pancreatic cancer during partnering meetings at the 2025 BIO International Convention, taking place June 16–19 in Boston, MA (link).

The Phase IIa clinical trial is open-label study evaluating Namodenoson in patients with advanced pancreatic adenocarcinoma whose disease has progressed following at least one prior line of therapy. The study is assessing the safety, clinical activity, and pharmacokinetics (PK) of Namodenoson, administered orally at a dose of 25 mg twice daily in continuous 28-day cycles. Approximately 20 evaluable patients are expected to be enrolled.

The trial is led by Prof. Salomon Stemmer, a prominent Oncologist and Key Opinion Leader at the Davidoff Center, Rabin Medical Center, Israel. Namodenoson has been granted Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) for the treatment of pancreatic cancer.

“We are pleased to report that 50% of the planned patient cohort has already been enrolled and that Namodenoson has demonstrated a favourable safety profile,” stated Prof. Salomon Stemmer. “There is a critical unmet need for safe and effective treatment options for patients with advanced pancreatic cancer who have exhausted standard therapies. This study gives us the opportunity to advance a novel therapeutic approach for this challenging disease, stated Dr. Sari Fishman, VP of Business Development at Can-Fite.”

Can-Fite looks forward to engaging with potential partners and collaborators at BIO 2025 as it continues to progress its clinical pipeline.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase 3 trial for psoriasis and commenced a pivotal Phase 3 trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. For example, the Company is using forward-looking statements when it discusses the completion of the offerings, the satisfaction of customary closing conditions related to the offerings and the intended use of proceeds therefrom. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our market and other conditions, history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on April 14, 2025 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114